Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc

Commission File No.: 1-5438

Set forth below is the text of an e-mail sent on March 17, 2014 by Brent L. Saunders, President and Chief Executive Officer of Forest Laboratories, Inc. to employees of Forest Laboratories, Inc.

Dear Colleagues:

As we have followed our well-planned course on Project Rejuvenate and the Aptalis integration, we have made and announced tough decisions over the last few weeks that have had an effect on many parts of the US business. I know it has been difficult and I appreciate all of our colleagues who have made contributions to our combined company.

We knew these difficult actions were necessary to build a vibrant, nimble, and fast-moving company that can succeed in our changing healthcare environment. And, we are succeeding. That ability to act quickly and thoughtfully is one of the hallmarks of Forest. So, when the opportunity to create a new business model in Specialty Pharmaceuticals arose with Actavis, we studied it and acted on it quickly.

But, even something as promising as the combination with Actavis brings change and new uncertainties that can cause us to be anxious about the future. It is natural to feel this way – and I have been in your situation before – but let me provide some perspective.

1. First, the deal with Actavis is premised on building a strong company that is equally balanced between specialty pharmaceutical brands and generics. As a result, the combined company needs many talented and experienced people who know how to operate in all aspects of specialty pharmaceuticals.

2. Second, we shouldn’t assume that merger synergies will be driven primarily by headcount reductions. There will be employment impact. However, we should remember that much of the value of the combination is in what Forest brings to Actavis, including a best-in-class commercial team and a top-notch drug development organization for branded pharmaceuticals as well as the various functions that support them. As a result, I believe that most Forest colleagues can have a strong future in the combined company. Still, it will take time for decisions to be made.

3. Third, from my experience in many mergers, those who thrive are those who maintain a positive outlook and continue to focus on their customers and day-to-day responsibilities. Continuing to do our jobs very well and controlling what you can control is important for our customers and colleagues who count on us. It is also the best thing we can do for our own careers. I have seen that bear out in my own personal situation and in those of many other people. It is not always easy to maintain focus during periods of stress, but doing so is a critical success factor.

On that point, I want to call out a few teams who have demonstrated this type of focus. Teams such as the sales operations groups at Aptalis and Forest are driving towards a rapid and smooth integration of our US GI sales force in April. They are finishing strong and are accomplishing things that normally take longer to achieve. I also appreciate the ongoing focus of the sales force and the strong start for Fetzima and Saphris. Thank you for those efforts.

Meanwhile, the anti-infective team at Cerexa is continuing to ready the NDA submission for the ceftazidime + avibactam combination. This is a potentially very important antibiotic in the war against resistant pathogens, both to patients and to our company.

Finally, the submission teams for Namenda XR + donepezil and Bystolic + valsartan also deserve praise for beating their deadlines while the Drug Development and Research team is undergoing a lot of change.

There are many more examples of individuals and teams who are driving our success. And I want to hear about them. Let me know how you see teams maintaining their focus and serving our customers. Send me an email to this mailbox so that we can share them with others. Or you can visit the Project Rejuvenate website to answer this week’s question, “What team is impressing me with their focus on achieving our top business priorities?”

With sincere appreciation for your efforts,

Brent

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Forest. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Forest Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this communication to reflect new information or future events or developments.